April 9, 2018

Via EDGAR
Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Korth Direct Mortgage LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed March 12, 2018
File No. 333-23135

Dear Ms. Gowetski

We are providing the following responses to the Staff’s comment letter dated April 5, 2018, regarding our Amended Registration Statement on Form S-1 filed March 12, 2018. Our response follows the format of your letter.

General

1.
Please tell us what information you plan to provide related to the property securing the loan in future periodic reports. In your response please tell us whether you intend to include updated profit and loss information related to the property on an ongoing basis.

Company Response: In accordance with discussions with Commission staff, we will provide annually updated profit and loss statements on the property. Additionally, annually, corresponding approximately to the CM Loan anniversary, we will request a desktop appraisal.

Using the above-gathered information, we will present, in tabular form, the following data points:

Property address, property type, current interest rate, whether payments are current, loan balance, desktop appraisal value, estimated DSCR, loan to desktop appraised value (LTV), and as-of date for the data.

We will include annually updated profit and loss information for significant loans in our filings. Currently, all loans pass the significance test. Once some loans are excluded from the significance test, we plan to make updated information available via our website.

2.	Please tell us what efforts you have made to obtain audited financial statements of the properties securing the loan. Refer to SAB Topic 1I.

Company Response:  As part of our loan process, we ask each prospective borrower to provide us with financial information necessary to our evaluation process. We discuss the nature of that information, including whether the borrower has audited or unaudited financial statements for borrower or the property or properties to be mortgaged.

Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

We have included unaudited financial statements from the mortgaged properties in the Registration Statement. The reason is two-fold: (1) our analysis and interpretation of Rule 3-14 as well as Staff Accounting Bulletin Topic 1-I, and (2) audited financial statements are not available for small properties of the kind being funded by us. We also note that the costs of audits for these properties, even if they could be done, would be prohibitive and would deny access to the credit facilities we offer to finance small commercial properties, which constitute, we believe, a large, unserved market.

With respect to Rule 3-14, we note that it is specifically applicable to property acquisitions and their significance in a portfolio. We do not acquire or operate properties, nor do we maintain a portfolio of properties in the manner of a REIT, as an example. In MSNs, payment on the Notes depends entirely on payments made by the borrower. The principal criteria for evaluating these Notes are the debt service coverage ratio, the loan to appraised value, and the rent roll. We provide all of the salient data points. We include documentation of the rent roll in the disclosure, as well as a debt service coverage analysis. We verify the rent roll by inspection of the checking accounts of the borrower. Further, we secure an assignment of rents as part of the mortgage and note in order to assure continued access to the cash flow in the evert of default by the borrower.

Further, SAB Topic 1-I interprets Rule 3-14 for mortgages that that are investment-like in quality, which place the lender on similar footing with the borrower/owner with respect to the upside of the deal. Our mortgages have no investment-type component, as discussed in SAB 1-I. The Notes are simply comprised of the stream of payments made on the underlying mortgage; the mortgages are 100% financed by the Note issuance; and KDM has no equity or shared appreciation component of the deal.

Second, and very importantly, we are working to open up a part of the commercial mortgage market that is largely opaque and operating in the unregistered arena. Many smaller operations do not have audited financials, and it is an unreasonable burden to require such small owners to produce and audit several years of financial statements. The cost of audited financials would foreclose these properties and their owners from accessing the significant financing we can make available to them.

Cover Page

3.
We note your disclosure that the Placement Agent and Selling Group members will offer and sell Notes on a “best efforts, all or none” basis. Please disclose the date the offering will end and describe any arrangements to place the proceeds from the sale of Notes in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Company Response:  That language was removed in error and has been reinserted.

Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

Summary of Terms, page 4

4.
We note your disclosure on page 4 that the Interest Guarantee runs through March 31, 2021. We further note that the Call Schedule on page 5 indicates that there will be a prepayment penalty until May 1, 2021. Additionally, on page 19 you state that “[i]f the CM Loan is prepaid in whole or in part before April 30, 2021, the borrower must pay the difference between 36 months of interest and the total interest paid as of the payoff date.” You also state on this page that the redemption price through March 31, 2021 will be $6 million plus Penalty Interest, and will be $6 million from April 1, 2021 through March 31, 2023. Please revise to reconcile these statements.

Company Response:  Conforming amendments have been made to the registration statement.

5.
You state on page 5 that the placement agent fee will be paid by the investors in the notes if they are purchased at a premium. We further note the disclosure on page 1 that the underwriting discounts and commission are $20 for each $1000. Please revise to clarify, if true, that the placement agent fee comprises the underwriting discounts and commission and remove any reference to purchasing notes at a premium or tell us what you mean by “at a premium.”

Company Response:  Conforming amendments have been made to the registration statement.

Risk Factors, page 6

6.
Please revise to include risk factor disclosure to describe and quantify the percentage of annual lease revenue for the warehouse property subject to the CM Loan that is scheduled to expire by 2020, which is prior to the maturity date of the CM Loan.

Company Response:  We have added a risk factor regarding lease expirations. We have quantified the amount of lease expirations and added a reference to the risk factor in the section entitled “Rent Roll.”

CM Servicing, page 15

7.
We note that you may require a replacement reserve as part of the monthly principal and interest payment. Please revise to clarify whether a replacement reserve is being escrowed on this offering and, if so, the amount of the reserve, the process used to determine when the funds are utilized and where they are recorded in your financial statements. Ensure future offerings include this information.

Company Response:  We have removed references to replacement reserve in the registration statement.

Historical Information About Our Loans, page 18

8.	The table indicates that you have three loans. Please revise the table to provide disaggregated information that includes the principal amount of each loan and the date each loan was issued.

Company Response:  As of the date of the amended registration statement, we have completed 4 loans. Conforming amendments have been made to the registration statement.

Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

Summary of the Terms of the CM Loan, page 19

9.
We note your disclosure on page 19 that the credit score used in your analysis of the loan is the personal credit score of the principal of the borrower. We further note your disclosure on page 20 that J. Anthony Marks, “the principal that has been the owner of the subject property since 2008,” will be the property manager, and your disclosure on page 21 that Global One Distribution became sole owner of the subject property in 2008. Please revise to clarify, if true, that J. Anthony Marks is the principal of the borrower and owner of the property and is the person whose credit score you evaluated in connection with this loan. In addition, please revise to briefly explain what you mean by “the middle credit score” on page 19.

Company Response:  Conforming amendments have been made to the registration statement.

CM Loan Underwriting, page 21

10.
We note your disclosure on page 21 that the vacancy rate shown in the Debt Service Coverage Ratio analysis was calculated by using the actual vacancy rate at the time the loan was underwritten, plus an additional 5%. We further note your disclosure, including on page 22, that the current vacancy rate is 4%. However, your Debt Service Coverage Ratio Calculation uses a vacancy and loss rate of 6%. Please revise to reconcile these disclosures.

Company Response:  Conforming amendments have been made to the registration statement.

Current Lease Terms, page 22

11.	Please revise to present the current rent roll table in a legible form. Similarly, revise the borrower provided profit and loss statement on page 24.

Company Response:  Conforming amendments have been made to the registration statement.

Debt Service Coverage Ratio Calculation, page 23

12.
Please revise to clarify why real estate taxes are not reflected in your calculation, and please confirm the insurance expense included in the calculation is the full amount of all insurance paid related to the properties securing the notes.

Company Response:  The insurance number has been adjusted slightly and coverage was confirmed. Real estate taxes were not on the initial P&L or in the draft S-1. These items have been updated and corrected.

13.	Please revise to clarify whether the current mortgage will be satisfied using the proceeds of the loan that you are issuing to the borrower.

Company Response:  Conforming amendments have been made to the registration statement.

Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

Borrower Provided Profit & Loss Statement, page 24

14.
Please revise your disclosure to provide an explanation of the Insurance Proceeds and Finance Charges within Net Other Income, and clarify why the Finance Charges are not included in your DSCR calculation.

Company Response:  Conforming amendments have been made to the registration statement.

KDM Rating of the CM Loan, page 26

15.
We note your description of the KDM rating of the CM Loan, including the property improvement/age score of 4, indicating an age of greater than or equal to 10 years (but less than 20) as well as the property demand score of 3, indicating growth of the metropolitan statistical area over the last two censuses. On page 19, you state that the building was constructed in phases in 1952, 1953, 1966, 1973 and 1990, and, on page 26, you state the property demand was set at the mid-range because of the strong location ofthe distribution center. Please revise your disclosure throughout your registration statement to more specifically describe how you analyzed this CM Loan and deviated from the factors you describe beginning on page 33. Although we note your risk factor disclosure on page 11, please revise to provide separate risk factor disclosure to more specifically describe the subjective nature of such factors and the rating program, including that the CM Loan to Value score is based on unaudited financials provided by the borrower.

Company Response:  Conforming amendments have been made to the registration statement.

Description of the Notes, page 27

16.
We note your reference to outstanding notes KDM2018-N002PP. This note series does not appear to be referenced in any of your previous filings. Please revise to disclose the material terms of these notes, or advise us why such disclosure is not material.

Company Response:  This is a small loan completed in Febrarury 2018 for $341,250. The loan was funded by an affiliate of the company. We have not yet decided if and when we will file an S-1 for this loan. We have included basic information in our disaggregated information.

The KDM CM Loan Rating Program, page 33

17.
We note your disclosure on page 33 that the rating categories are based on the judgment of experienced mortgage lenders and investment bankers. Please revise to identify the experienced mortgage lenders and investment bankers or otherwise clarify what you mean by this statement.

Company Response:  Conforming amendments have been made to the registration statement.

Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

Management’s Discussion and Analysis of Operations, page 35

18.
Please enhance the management’s discussion and analysis of operations to provide a discussion of your results of operations, financial condition and liquidity. Also, please provide updated property financial information for each of the properties securing the loans in your portfolio as presented on your December 31, 2017 balance sheet. This financial information should present the actual revenues and expenses for the properties and should indicate the period to which these amounts relate. Your enhanced MD&A should also include a discussion of significant pending transactions.

Company Response:  Conforming amendments have been made to the registration statement.

Financial Statements

Note 2. Summary of Accounting Policies, page F-7

Revenues

19.	Please clarify your revenue recognition policy for processing fees, and if fees are recognized as revenue prior to the funding of a loan, please clarify if any of these fees are refundable.

Company Response:  Conforming amendments have been made to the registration statement.

Exhibit Index, page 44

20.
We note that you have filed no exhibits with this filing, but that only certain of the exhibits listed in the exhibit index are marked with an asterisk indicating they are to be filed by amendment. Please confirm that you will file all required exhibits.

Company Response:  We will file all necessary exhibits.

21.
Please tell us whether a supplement or other amendment to the Trust Indenture and Security Agreement has been or will be executed in connection with this offering of note series KDM 2018-N003. If so, please file such document as an exhibit to this registration statement.

Company Response:  No amendments to the Trust Indenture are necessary under our Indenture. It is a blanket indenture.

22.	Please file the note or form of note relating to note series KDM 2018-N003 as an exhibit to this registration statement.

Company Response:  The Form of Note is Exhibit A to the Trust Indenture.

Jennifer Gowetski
Securities and Exchange Commission
April 9, 2018

23.	Please file the agreement(s) setting forth the terms of CM Loan KDM 2018-L003.

Company Response:  Since this CM Loan has not yet closed, we do not have completed mortgage and promissory note documents. Further, since we are not certain of our effective date, we do not have preliminary documents as material parts of the document cannot be completed until dates are finalized. We will file the mortgage and promissory note post-effectively.

The borrower for this CM Loan is eager to close and needs to pay off his currently expiring mortgage. We would like to move ahead with effectiveness as quickly as possible for this registration statement. We expect to request to be effective on or before April 20, 2018.

Sincerely,

/s/ Holly MacDonald-Korth

Chief Financial Officer
Korth Direct Mortgage LLC